EXHIBIT 99.3

Vodacom Group (Proprietary) Limited, Telkom SA Limited’s joint venture, announce a quarterly update for the three months ended December 31, 2003.

Telkom SA Limited (Registration Number 1991/005476/06) ISIN ZAE000044897 JSE and NYSE Share Code TKG (“Telkom”)

VODACOM QUARTERLY UPDATE - VODACOM GROUP SURPASSES 10 MILLION CUSTOMER MARK
Vodacom Group (Proprietary) Limited (“Vodacom” or “Vodacom Group”) (unlisted), South Africa’s leading mobile communications group, in which Telkom has a 50.0% holding, announced a quarterly update for the three months ended 31 December, 2003. As of December 31, 2003, Vodacom Group recorded 10.2 million customers on its networks operated in South Africa and other African countries, a 6.2% increase in the three months since September 30, 2003. The Group’s international operations comprised approximately 1.3 million, or 12.7% of the customer base.

Vodacom South Africa increased its customer base by 4.6% since September 30, 2003 to 8.9 million customers. This consists of 1.3 million Contract customers and 7.6 million Prepaid customers, with increases of 6.6% and 4.3% since September 30, 2003 respectively. The South African ARPU increase from R179 for the year-to-date September 30, to R184 per month for the year-to-date December 31, 2003, more reflective of the seasonal nature of Vodacom’s business in South Africa but supporting the concept of a stable ARPU going forward.

Customers, ARPU and 3-month inactive statistics for December 31, 2003 for Vodacom South Africa are as follows:

Vodacom South Africa	September 30, 2003	December 31, 2003	% change

Customers (thousands)	8,522	8,910	4.6
Contract	1,251	1,334	6.6
Prepaid	7,242	7,553	4.3
Community services telephones	29	23	(20.7)
3-month inactive customers as % of total customers	15.3	13.8	-
Contract	5.6	6.4	-
Prepaid	17.1	15.2	-
ARPU (ZAR)	179	184	2.8
Contract	663	665	0.3
Prepaid	87	91	4.6
Community services telephones	1,912	2,115	10.6

Vodacom International increased its customer base by 19.1% since September 30, 2003 to 1.3 million customers Vodacom Mozambique, which only started commercial operations in December 2003, already had 15,815 customers by December 31, 2003.

Vodacom’s other African operations’ customers and year-to-date ARPU as of December 31, 2003 compared to September 30, 2003 are as follows:

Vodacom International	September 30, 2003	December 31, 2003	% change

Vodacom Tanzania
Number of customers	541,285	611,682	13.0
Contract	5,027	5,109	1.6
Prepaid	533,259	603,445	13.2
Public phones	2,999	3,128	4.3
ARPU (US$)	18	18	-
Vodacom DRC
Number of customers	457,707	568,462	24.2
Contract	5,934	6,920	16.6
Prepaid	442,757	553,257	25.0
Public phones	9,016	8,285	(8.1)
ARPU(US$)	24	22	(8.3)
Vodacom Lesotho
Number of customers	70,524	77,647	10.1
Contract	3,031	3,060	1.0
Prepaid	66,875	73,888	10.5
Public phones	618	699	13.1
ARPU(ZAR)	119	125	5.0
Vodacom Mozambique
Number of customers	-	15,815	-

Total other African customers	1,069,516	1,273,606	19.1

Johannesburg

21 January 2004